

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Caren Currier
CEO, President, Secretary, Treasurer, Director
KAT EXPLORATION, INC.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: KAT EXPLORATION, INC.**
> **Registration Statement on Form 10**
> **Filed October 4, 2021**
> **File No. 000-56352**

Dear Ms. Currier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10 Filed October 4, 2021

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

1. You disclose on page 13 that you have no beneficial owners of more than 5% of the outstanding shares of your common stock. However, on page 14, you state "As disclosed in Item 4, Ryan Ash is considered control persons and acquired control of the Company." Please revise to provide the beneficial ownership of Mr. Ash and any other promoters with more than 5% of your common stock. Additionally, we note you state "none" for Item 10. Please revise to clarify the extent to which shares were issued to the officer and director or promoters in connection with the custodianship or otherwise.

Item 1. Business, page 14

2. We note that you state on page 1 that Acropolis Capital Partner is your custodian. On page 14, you state that "Mr. Ash" was appointed custodian by a Nevada court. Also on page 14, you refer to your custodian as "Mr. Glass." We also note the statement on page 2 that

Acropolis Capital Partner is controlled by Steven Maatouk. Please revise to reconcile the inconsistencies and provide the information required by Item 404(c) for your promoters.

Exhibits

3. We note your articles from 1997 indicate authorized shares of 25,000 and no preferred shares. However, on page 15 you state you are authorized to issue over 24 trillion of common and 35 billion of preferred, and on page 2 you refer to amended and restated articles. Please file your current articles of incorporation as well as your current bylaws, as referenced on page 16.

4. Please file your agreements with executive officers, directors and promoters. See Item 601(b)(10)(ii)(A) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Costello at 202-551-8742 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction